February 20, 2009

Via EDGAR
Mr. Stephen G. Krikorian
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance – Room 4561
100 F. Street, N.E.
Washington, D.C.  20549-4561

Re.      Chordiant Software, Inc.
Form 10-K for Fiscal Year Ended September 30, 2008
Filed November 20, 2008
Definitive Proxy Statement Filed December 17, 2008
           (File No.  001-34179)

Dear Mr. Krikorian:

This letter is submitted on behalf of Chordiant Software, Inc. (“Chordiant” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings, as set forth in your letter to Mr. Steven R. Springsteel dated February 6, 2009.

For reference purposes, the text of your letter dated February 6, 2009 has been reproduced herein with the Company’s responses below each numbered comment.  All capitalized terms used herein and not defined shall have the meanings ascribed to such terms in the filings noted above.

Form 10-K for Fiscal Year Ended September 30, 2008

1.
We noted that you have included on the facing page of the Form 10-K the file number 000-29357 when the file number currently assigned to you in EDGAR is 001-34179.  Please confirm your understanding regarding your current Commission File Number and confirm you will use the current file number when filing reports on Form 10-K in the future.  Alternatively, please tell us why you believe it is appropriate to use a file number that is different from the one currently assigned to you.

Mr. Stephen G. Krikorian
U.S. Securities and Exchange Commission

RESPONSE:

We acknowledge that the current file number for the Company is 001-34179 rather than the old number of 000-29357.  We will use the current file number in future filings, starting with our Form 10-Q to be filed for the period ended March 31, 2009.

2.
We are in receipt of you application requesting confidential treatment of exhibit 10.39 to the above-cited Form 10-K.  We will provide comments on the confidential treatment request, if any, under separate cover.

RESPONSE:

Not applicable.

Item 1. Business

Products and Solutions, page 4

3.
You state that your products have historically been categorized into three general groups.  Enterprise solutions, Decision Management products and the Marketing Director Suite of Products.  You than provide a list of products without clearly indicating how they relate to the three general groups.  Consider revising the disclosure in the business section in future filings to clarify the components of each of the three groups to facilitate understanding of your disclosures in this section and in Management’s Discussion and Analysis.

RESPONSE:

In response to the Staff’s comment, we will revise the disclosure in the business section of our future filings to clarify the components for each group of products.

Customers, page 6

4.	In future filings, please include in the business section a brief description of the material terms of the filed agreements with significant customers.

RESPONSE:

In response to the Staff’s comment, we will revise the disclosure in the business section of our future filings to include the requested information.

Mr. Stephen G. Krikorian
U.S. Securities and Exchange Commission

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview, page 29

5.
We note that in several instances you have not provided detailed disclosure regarding the reasons for material year-to-year changes in line items.  As an example, you state in the overview that the decrease in total revenue for fiscal 2008 is primarily attributable to the $19.9 million decrease in license revenue “as the Company had fewer license transactions.”  Though we note your reference to the worldwide credit market turmoil and its impact on your business, it is unclear why this would significantly affect licensing only, given the increase in service revenue.  Similarly, you refer to material changes in results in operations, such as the decrease in North American revenues in fiscal 2007 and the jump in service revenues as a percentage of total revenues in fiscal 2008, without addressing the driving factors affecting this result.  In future filings, please expand your disclosure to provide a more detailed analysis of the specific factors management believes contributed to the material changes in results of operations.  See Items 303(a)(3)(i) and (ii) of Regulation S-K and the guidance provided in SEC Release No. 34-48960.  Note that this comment and the comments that follow relating to Management’s Discussion and Analysis also apply to your disclosure in the Form 10-Q for the quarter ended December 31, 2008.

RESPONSE:

In response to the Staff’s comment, we will revise and expand the disclosure in the “Executive Overview” section of our future filings to include a more detailed analysis.

Results of Operations

Revenues, page 38

6.
It is unclear from your discussion of the results of operations the extent to which changes in revenue from period to period are due to price reductions or changes in the volume of products sold and services provided.  As material, your disclosure should also include a discussion of the impact of pricing pressures on your business.

Mr. Stephen G. Krikorian
U.S. Securities and Exchange Commission

RESPONSE:

License revenue:

The decrease in license revenue of $19.9 million for the year ended September 30, 2008 as compared to the prior year was primarily due to changes in volume of products, as indicated by the following disclosure in the “license revenue” section of our filings, “the decrease in license revenues is the result of fewer sales transactions and transactions of smaller magnitude being executed in the current year.” For fiscal year 2008, pricing pressures were not a material cause of the change.

Service revenue:

The increase in service revenue of $8.4 million for the year ended September 30, 2008 as compared to the prior year was primarily due to changes in volume.  There was an increase in support and maintenance revenue and, as indicated in our filings, “support and maintenance revenue increased due to an increased number of customers subscribing to the service.”

We believe that these disclosures address the material causes of the change. In future filings we will include discussions with respect to pricing pressures as deemed appropriate.

7.
We note references to other factors such as reductions in headcount, closing of the French office, and a possible trend toward smaller scale projects that would appear to be relevant to your results of operations discussion, but which are not discussed here.  In future filings please expand your results of operations discussions to address the underlying business conditions and relevant factors that management believes has affected or are likely to affect changes in results of operations or tell us why you believe an expanded discussion addressing such factors as those above is not required.

RESPONSE:

In response to the Staff’s comment, we will revise disclosures in the results of operations section of our future filings to include the requested information.

Mr. Stephen G. Krikorian
U.S. Securities and Exchange Commission

Cost of Revenues

Service, page 39

8.
We note you disclose and quantify the factors for the increase in dollar amounts for cost of service revenue year over year.  Further, we note that your service revenues also increased year over year.  Tell us your considerations of providing an analysis to your readers to explain why cost of service revenue did not increase directly with service revenue, rather cost of service revenue increased from 24% to 30% as percentage of revenue for the fiscal year ended September 30, 2008.  That is, explain why the percentage of total revenue did not remain at 24%.  Indicate whether the change in service mix contributed to the change in this percentage.  For example, tell us whether increase decision management solutions revenues required an increased use of consultants instead of employees.  Refer to Section III of Release No. 34-48960.

RESPONSE:

Our disclosures relating to this topic appear in two sections of Management’s Discussion and Analysis of Financial Condition and Results of Operation.  Gross margins are discussed in the “Executive Overview” section while the line item variances are discussed in the “Comparison of the Year Ended September 30, 2008 to the Year Ended September 30, 2007” section. In future filings we will consider combining or repeating the relevant discussions in both sections to help clarify the analysis.

The cost of service revenue did increase on a directly proportional basis with service revenues as indicated by the following statements made in the “Revenues,”  “Cost of Revenues,” and “Executive Overview” sections:

•	“Total service revenue increased $8.4 million or 12% for the year ended September 30, 2008 compared to the same period of the prior year”
•	“Cost of service revenue increased by $3.7 million or 12% for the year ended September 30, 2008 compared to the same period of the prior year.”
•	“The 12% increase in cost is consistent with the 12% increase in services revenue.”
•
“Gross margins on service revenues were 57%, 57% and 46% for the fiscal years ended September 30, 2008, 2007 and 2006, respectively. The increase in gross margins for the year ended September 30, 2007 is primarily due to improved consulting services utilization rates and increased support and maintenance revenue.”

With respect to your hypothetical example concerning the use of consultants on decision management solutions, this was not the case. We included the following discussion in the “Cost of Revenues” section:

Mr. Stephen G. Krikorian
U.S. Securities and Exchange Commission

•	“The increase in consultant expense is the result of reduction of average headcount of 25% year over year.”

The 24% and 30% figures quoted in your comment are comparing the cost of service revenue to the total revenues of the Company. We do not believe that this is a meaningful comparison for the reader of the financial statements. Since total revenue can vary depending upon the mix of license and service revenue, the increase or decrease of cost of service will not directly correlate.  As disclosed in the “Executive Overview” section, service revenue represented 70% and 57% of total revenue for the years ended September 30, 2008 and 2007, respectively.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 91

9.
We note your statement that “disclosure controls are controls and procedures designed to reasonably assure…” and your statement that, “disclosure controls are also designed to reasonably assure that such information is accumulated and communicated to our management….”  If you are able to conclude that your disclosure controls and procedures were effective, please disclose that they were effective at the reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section 11.F.4 of Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.  In addition, we note your reference to “Disclosure” Controls” throughout of evaluation of disclosure controls and procedures.  In future filings, where you refer to “disclosure controls,” please refer to “disclosure controls and procedures.”  See Item 307 of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, we will revise our future filings to cease using the defined term “Disclosure Controls” and to refer in each case to “disclosure controls and procedures” and to add to the statement relating to the conclusion of the CEO and CFO whether the disclosure controls and procedures were effective at the reasonable assurance level, which was our intent when we described the standard and then the CEO and CFO's conclusion that the disclosure controls and procedures were effective.

Mr. Stephen G. Krikorian
U.S. Securities and Exchange Commission

Definitive Proxy Statement Filed December 17, 2008.

Executive Compensation, page 35
Compensation Discussion and Analysis, page 35

10.
We note your disclosure indicating that the compensation committee does not benchmark any specific element of compensation to a specific point or range with respect to peer group data.  We further note your statement that base salaries for fiscal 2007 were below the 75th percentile of the peer group and in some cases at or below the median of the peer group and that this was one element considered in increasing base salaries in fiscal 2008.  Disclosure regarding how the 2008 salaries compared to the benchmarking group after the increase is an appropriate subject for discussion given your reliance, in part, on peer group data.  Please include disclosure of this type in future filings when peer group comparisons are discussed.

RESPONSE:

In response to the Staff’s comment, we will revise disclosures in our future filings to include the requested information when peer group comparisons are discussed.

11.
We note that while you discussed the various factors considered in deciding to increase salaries in fiscal 2008 and included a table disclosing the new salaries, you did not discuss how the compensation committee determined the amount of the increases.  In future filings, where material changes to the compensation are made, please include a discussion of how specific amounts, where increases or decreases, are determined.  See Item 402(b)(1)(v) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, we will revise disclosures in our future filings to include the requested information for material changes to compensation.

****

The Company hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Stephen G. Krikorian
U.S. Securities and Exchange Commission

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (408) 517-6257 if you have any questions or would like additional information.

Sincerely,

/s/ PETER S. NORMAN
Peter S. Norman Chief Financial Officer

cc:         Steven R. Springsteel
 David Zuckerman, Esq.
Nancy Wojtas, Esq.
Robert Strasser